Triton International Announces Agreement to Acquire Global Container International HAMILTON, Bermuda--(BUSINESS WIRE)—March 10, 2025 – Triton International Limited (“Triton” or the “Company”) today announced that it has entered into an agreement to acquire Global Container International LLC (“GCI”). The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close during the first half of 2025. Established in 2018 by a team of experienced container industry executives in partnership with investment vehicles managed by Wafra Inc., GCI is a Bermuda-domiciled marine container leasing company with worldwide operations. GCI operates a container fleet of approximately half a million TEU and its customers include many of the world’s largest shipping lines. Brian Sondey, Triton’s Chief Executive Officer commented, “The GCI team has created an impressive business with a well-structured long-term lease portfolio. This acquisition is an excellent strategic fit for Triton that will allow us to lock in meaningful container fleet growth. We are confident that this transaction will strengthen our ability to offer best-in-class service and support to our customers.” About Triton Triton International Limited is the world’s largest lessor of intermodal freight containers. With a container fleet of approximately 7 million twenty-foot equivalent units (“TEU”), Triton’s global operations include acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. Important Cautionary Information Regarding Forward-Looking Statements Certain statements in this press release may constitute "forward-looking statements" within the meaning of U.S. federal securities laws. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the transaction, risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time periods; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; risks related to diverting the parties’ management's attention from ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the parties’ business relationships and operating results; significant transaction costs; Triton assuming unexpected risks, liabilities and obligations of the acquired business; the risk of litigation and/or regulatory actions related to the proposed acquisition; and other business effects and uncertainties, many of which are described in Triton’s filings with the U.S. Securities and Exchange Commission (the "SEC"), including its annual report on Form 20-F and subsequent filings, which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton assumes no Exhibit 99.1 obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Contacts Jeremy Glick VP, Treasurer Tel: +1 (914) 697-2900 Email: jglick@trtn.com